4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001191317
  d*mnij5j
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  QUALCOMM Incorporated
  0000804328
  <IRS-NUMBER>95-3685934
</SUBJECT-COMPANY>
<PERIOD>11/05/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Schrock,         Donald           E.
   5775 Morehouse Dr.


   San Diego, CA  92121-1714
2. Issuer Name and Ticker or Trading Symbol
   QUALCOMM Incorporated (QCOM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/5/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President,
   ASIC Products Division
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/05/02    M        112,000       A  $4.8500                     D  Direct
Common Stock                                  11/05/02    M        80,000        A  $7.3400                     D  Direct
Common Stock                                  11/05/02    M        64,000        A  $7.8000      262,926        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $4.8500         11/05/02       M                          112,000          (1)          01/18/06
(right to buy)
Non-Qualified Stock Option     $7.3400         11/05/02       M                          80,000           (2)          03/30/07
(right to buy)
Non-Qualified Stock Option     $7.8000         11/05/02       M                          64,000           (3)          11/13/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     11/05/02  Common Stock                   112,000                   0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/05/02  Common Stock                   80,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/05/02  Common Stock                   64,000                    64,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Employee stock options granted under the Company's 1991 Stock Option Plan.  The options vest at the rate of 20% on January 19, 1998,
 20% on January 19, 1999, 20% on January 19, 2000, and 40% on January 19, 2001.
(2)
Employee stock options granted under the Company's 1991 Stock Option Plan.  The options vest at the rate of 20% on March 31, 1998, 2
0% on March 31, 1999, 20% on March 31, 2000, 20% on March 31, 2001 and 20% on March 31, 2002.
(3)
Employee stock options granted under the Company's 1991 Stock Option Plan.  The options vest in five equal annual installments begin ning on November 14, 1998.

SIGNATURE OF REPORTING PERSON
/S/ By: Noreen E. Burns, Attorney-in-Fact
    For: Donald E. Schrock
DATE 11/07/02